[SRZ LETTERHEAD]

June 1, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-0505

Re:	The Motley Fool Funds Trust
Registration Statement on Form N-1A
File Nos. 811-22264 and 333-156770

Ladies and Gentlemen:

On behalf of The Motley Fool Funds Trust (the “Trust”), set forth below is a marked version of two sections of the prospectus of Motley Fool Independence Fund (the “Fund”) to indicate changes being made in response to oral comments received from the staff of the Securities and Exchange Commission (the “Staff”) on May 29, 2009.  We believe that these revisions are fully responsive to the Staff’s comments.  We respectfully request that the Trust’s Registration Statement be declared effective today.

The revised language below will be included in the Trust’s Rule 497 filing.

1.  “Fees and Expenses” section of the Trust’s prospectus (the “Prospectus”):

Footnote (c)                              The Fund pays the Adviser a fee that is computed and paid monthly at the annual rate of 0.95% of the Fund’s average daily net assets during the month (the “Basic Fee”).  Commencing the first month following the completion of 12 full calendar months of operations of the Fund, the advisory fee is subject to monthly adjustment, based on the investment performance of the Fund relative to the performance of the MSCI World Index measured over the trailing 36 calendar months (or if the Fund does not have 36 full calendar months of operations, the number of months since commencement of the Fund’s operations) (the “Performance Measurement Period”). This performance-based adjustment(17) may result in an increase in monthly compensation to the Adviser by an amount of up to 1/12th of 0.20% of the average daily net assets of the Fund during the Performance Measurement Period, or a decrease in the Adviser’s compensation by an amount of up to 1/12th of 0.20% of the average daily net assets of the Fund during the Performance Measurement Period. No performance adjustment is made unless the Fund outperforms or underperforms the MSCI World Index by more than three percentage points, and the applicable rate is proportional to the percentage point difference between the investment performance of the Fund and the index performance (with the maximum adjustment rate of 0.20% applying when that difference is 13 percentage points or

Securities and Exchange Commission

June 1, 2009

more).  ~~The performance adjustment~~ The investment performance of the Fund, for purposes of determining the Monthly Performance Adjustment (as defined below) is calculated ~~both before reflecting and after reflecting~~ without giving effect to the limitation of expenses discussed in footnote (f) below.  (See “MANAGEMENT OF THE FUND — Advisory Fees”.) The MSCI World Index, an unmanaged index, is compiled from a composite of securities traded in Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom, and the United States. It is widely recognized by investors in international markets as a benchmark for portfolios of global securities. The MSCI World Index reflects reinvestment of all distributions and changes in market prices.

Footnote (f)                                The Adviser has contractually agreed to defer its fee or to absorb or reimburse a portion of the Fund’s expenses until at least May 31, 2010, or such later date as may be determined by the Adviser, to the extent necessary to limit the Fund’s operating expenses (excluding the advisory fee, brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to an amount not to exceed 0.40% annually of the Fund’s average daily net assets.  Only the Board of Trustees of the The Motley Fool Funds Trust may terminate this agreement.  Under the terms of this agreement, the Adviser may recover from the Fund fees it has deferred and expenses previously absorbed or reimbursed for a period of three years after such fees or expenses were incurred, provided that the repayments may not cause the Fund’s operating expenses (excluding the advisory fee, brokerage commissions, taxes, interest expense, acquired fund fees and expenses, and any extraordinary expenses) to exceed 0.40% annually of the Fund’s average daily net assets.  ~~The Adviser will not seek to recover from the Fund any amounts deferred, absorbed or reimbursed under the agreement to the extent that the deferral, absorption or reimbursement resulted in an increase in compensation to the Adviser, as determined pursuant to the procedures in footnote (c) above.~~  To the extent that the Fund incurs expenses, such as interest expense, that are excluded from the limitation on expenses, Annual Operating Expenses After Expense Limitation will exceed 1.35% of the Fund’s net assets.  The Fund’s organization expenses are being borne by the Adviser and are not subject to reimbursement by the Fund.  The Fund does not anticipate that it will incur any interest expense in its first year of operation.

2. “Advisory Fee” section of the Prospectus:

The Monthly Performance Adjustment is calculated by subtracting from the cumulative percentage performance of the Fund (essentially, the change in the Fund’s net asset value per share) during the Performance Measurement Period (net of all expenses, including advisory fees) the percentage change in the MSCI World Index over the same period (including the value of dividends paid during the measurement period on stocks included in the MSCI World Index). The Monthly Performance Adjustment will be based on an annual percentage rate determined by: (i) subtracting 3 from the positive or negative percentage difference between the investment performance of the Fund and the investment performance of the MSCI World Index during the Performance Measurement Period; and (ii) multiplying the result by 2%, but will be limited to a rate of not more than +0.20% nor less than -0.20%.  The dollar amount of the Monthly Performance Adjustment is then determined by dividing the annual percentage rate by 12; and (iii) multiplying the result by the average daily net assets of the Fund during the Performance Measurement Period. There will be no Monthly Performance Adjustment if the difference between the investment performance of the Fund and the investment performance of the index is less than 3 percentage points.  ~~Because the operation of the Expense Limitation and Reimbursement Agreement (described below) will have a positive effect upon the Fund’s investment performance, the agreement may result in an increase in the Monthly Performance Adjustment and the Total Advisory Fee, which increase may exceed the cumulative dollar amount of fees deferred and expenses absorbed or reimbursed by The Adviser.~~

Securities and Exchange Commission

June 1, 2009

Under the terms of an Expense Limitation and Reimbursement Agreement(26) entered into by the Adviser and the Fund, the Adviser has contractually agreed to defer its fees or to absorb or reimburse a portion of the Fund’s operating expenses until at least May 31, 2010, to the extent necessary to limit the Fund’s annual operating expenses (excluding the advisory fee, brokerage commissions, taxes, interest expense, acquired fund fees and expenses and any extraordinary expenses) to an amount not exceeding 0.40% annually of the Fund’s average daily net assets. The Adviser may recover from the Fund fees and expenses previously deferred, absorbed or reimbursed for a period of three years after such fees or expenses were incurred, provided that the repayments do not cause the Fund’s operating expenses  (excluding the advisory fee, brokerage commissions, taxes, interest expense, acquired fund fees and expenses and any extraordinary expenses) to exceed 0.40% annually of the Fund’s average daily net assets.  ~~The Adviser will not recover amounts deferred, absorbed or reimbursed under the Expense Limitation and Reimbursement Agreement to the extent that the deferral, absorption or reimbursement under the Expense Limitation and Reimbursement Agreement resulted in an increase in compensation to the Adviser under the Monthly Performance Adjustment.  To the extent that the Expense Limitation and Reimbursement Agreement reduces the expenses of the Fund, it will increase the investment performance of the Fund and, because of the performance-based component of the advisory fee, may result in an increase in the fee the Fund pays to the Adviser.  However, to the extent that the Fund reimburses the Adviser for previously deferred fees or for Fund expenses previously absorbed or reimbursed by the Adviser, the operation of the agreement will decrease the investment performance of the Fund and may result in a decrease in the advisory fee.  The Adviser will not increase the amount of fees deferred or Fund expenses absorbed or reimbursed in order to increase amounts payable to it under~~.  In computing the Monthly Performance Adjustment component of the Adviser’s fee, the Fund’s investment performance will be determined without regard to the deferral, absorption or reimbursement of Fund expenses by the Adviser (so that the Expense Limitation and Reimbursement Agreement will not operate to increase the Fund’s investment performance for purposes of determining the Monthly Performance Adjustment).

Please call me at 212-756-2533 if you have any questions regarding this correspondence.  Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Kenneth S. Gerstein
Kenneth S. Gerstein